PBF Energy Inc. 1 Sylvan Way, Second Floor Parsippany, NJ 07054 Office 973.455.7500 Fax 973.455.7560 www.pbfenergy.com

November 7, 2013

U.S. Securities and Exchange Commission
100 F Street
Washington, DC 20549

Re:    Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that each of PBF Energy Inc., PBF Holding Company LLC and PBF Finance Corporation has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which was filed with the Securities and Exchange Commission on November 7, 2013.

Respectfully submitted,

PBF Energy Inc.
PBF Holding Company LLC
PBF Finance Corporation

By:     /s/ Jeffrey Dill
Jeffrey Dill
Senior Vice President, General Counsel and Secretary